SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            CHEM INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, $.002 Par Value Per Share
                         (Title of Class of Securities)


                                  163527203
                                 (CUSIP Number)

                                 Michael J. Nita
                             Shanley & Fisher, P.C.
                               131 Madison Avenue
                        Morristown, New Jersey 07962-1979
                                 (973) 285-1000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                January 12, 1998
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Gerob Realty Partnership
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                        (b)
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
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  NUMBER OF             (7)   SOLE VOTING POWER . . . . . . . . . . .843,300*
   SHARES
 BENEFICIALLY           (8)   SHARED VOTING POWER . . . . . . . . . . . . .0
  OWNED BY
    EACH                (9)   SOLE DISPOSITIVE POWER. . . . . . . . .843,300*
 REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER. . . . . . . . . . .0
   WITH
------------------------------------------------------------------------------


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            843,300
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 16.3%**
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14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------


* Gerob Realty Partnership's power to vote the shares is held by its general partners, E. Gerald Kay and Gerob Associates, L.P., of which Mr. Kay is the sole general partner. Mr. Kay is filing his own Schedule 13D and will include the shares beneficially owned by Gerob Realty Partnership as also beneficially owned by him. Gerob Associates, L.P. is filing this Schedule 13D jointly with Gerob Realty Partnership.

** Based on 5,178,300 shares of Issuer Common Stock outstanding as of January 13, 1998.

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Gerob Realty Partnership
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                        (b)
------------------------------------------------------------------------------

3     SEC USE ONLY
------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)
------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
------------------------------------------------------------------------------

  NUMBER OF             (7)   SOLE VOTING POWER . . . . . . . . . . .843,300*
   SHARES
 BENEFICIALLY           (8)   SHARED VOTING POWER . . . . . . . . . . . . .0
  OWNED BY
    EACH                (9)   SOLE DISPOSITIVE POWER. . . . . . . . .843,300*
 REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER. . . . . . . . . . .0
   WITH
------------------------------------------------------------------------------


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            843,300
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 16.3%**
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------


* Gerob associates L.P., is one of the two general partners of Gerob Realty Partnership, the record owner of shares. The other general partner is E. Gerald Kay. Mr. Kay is also the sole general partner of Gerob Associates, L.P.
Mr. Kay is filing his own Schedule 13D and will include the shares beneficially owned by Gerob Realty Partnership as also beneficially owned by him. Gerob Associates, L.P. is filing this Schedule 13D jointly with Gerob Realty Partnership.

** Based on 5,178,300 shares of Issuer Common Stock outstanding as of January 13, 1998 end 2

Item 1.     Security and Issuer

            The securities to which this statement relates are shares of common stock, par value $.002 per share (the "Common Stock"), of Chem International, Inc. a Delaware corporation (the "Issuer").

            The principal executive offices of the Issuer are located at 201 Route 22, Hillside, New Jersey 07205.

Item 2.     Identity and Background

            This Schedule 13D is a joint filing pursuant to Rule 13d-1(f)(1) on behalf of Gerob Realty Partnership and Gerob Associates, L.P.

            Gerob Realty Partnership ("Gerob") is a New Jersey general partnership, the two general partners of which are E. Gerald Kay and Gerob Associates, L.P. ("Associates"), a New Jersey limited partnership. The sole general partner of Associates is E. Gerald Kay. The principal business of both GEROB and Associates is the ownership and leasing of commercial real estate.

            The business address for both Gerob and Associates is 201 Route 22, Hillside, New Jersey 07205.

            Mr. Kay is currently employed as the President, Chairman of the Board, Chief Executive Officer and a Director of the Issuer. Mr. Kay's business address is c/o Chem International, Inc., 201 Route 22, Hillside, New Jersey 07205.

            During the last five years, neither Gerob, Associates nor Mr. Kay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Kay is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

            Pursuant to a Stock Sale Agreement dated as of January 12, 1998, between the Issuer and Gerob, Gerob purchased, in a private transaction, 843,300 shares of Common Stock (the "Shares") from the Issuer. The Issuer's sale of the Shares was in consideration of: (i) satisfaction of the aggregate amount of $297,000 owed by the Issuer to Gerob representing rent past due and payable by the Issuer to Gerob for the period December 1, 1994 to December 31, 1997 for the Issuer's rental of the premises at 201 Route 22, Hillside, New Jersey under the Lease dated December 1, 1994, as renewed annually, (the "Lease") by and between the Issuer, as lessee, and Gerob, as lessor and (ii) satisfaction in full of the amount of $276,443.92 payable under the Promissory Note dated August 15, 1997 (the "Note") made by the Issuer in favor of Gerob.

Item 4.     Purpose of Transaction

            The purpose of the acquisition of the Common Stock by Gerob was the satisfaction of the Issuer's outstanding debt to Gerob under the Lease and the

Note, as more fully described in Item 3 above. Gerob agreed to accept the Shares in lieu of cash.

Item 5.     Interest in Securities of the Issuer

            (a) Gerob is the beneficial owner of 843,300 shares of Common Stock, which represents approximately 16.3% of the Issuer's Common Stock outstanding as of January 13, 1998. Associates is also the beneficial owner of the same 843,300 shares of Common Stock by its being one of two general partners of Gerob and thereby having the power to dispose of and vote said shares.

            (b) (1) Number of shares of Common Stock as to which Gerob has:

                  (i)   Sole power to vote or direct the vote:  843,300

                  (ii)  Shared power to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition:
                        843,300

                  (iv)  Shared power to dispose or to direct the disposition: 0

                  (2) Number of shares of Common Stock as to which Associates has:

                  (i)   Sole power to vote or direct the vote: 0

                  (ii)  Shared power to direct the vote: 843,300

                  (iii) Sole power to dispose or direct the disposition: 0

                  (iv)  Shared power to dispose or direct the disposition:
                        843,300

            Associates shares the voting and disposition power of the Shares with E. Gerald Kay, the other general partner of Gerob. Mr. Kay is also the sole general partner of Associates. Mr. Kay is filing a separate Schedule 13D as to himself and will show himself as having the sole power to vote and dispose of the Shares.

            (c) Except as described in this Statement of this Schedule 13D, neither Gerob, Associates nor Mr. Kay had any transactions in Common Stock of the Issuer during the last 60 days.

            (d) As the owner of the Shares, Gerob has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. Gerob is managed by its general partners, Associates and Mr. Kay. Mr. Kay, as the sole general partner of Associates, manages Associates. Other than Mr. Kay, only the limited partners of Associates have a right to receive a distribution of any dividends of the Issuer received by Gerob and distributed to Associates or the proceeds of any sale of the Shares by Gerob and distributed to Associates.

            (e)   N/A

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of The Issuer

            The general partners of Gerob are Associates and Mr. Kay. Mr. Kay is the sole general partner of Associates. Consequently, Mr. Kay, through Gerob, has the voting and investment power with respect to the Shares.

Item 7.     Material to be Filed as Exhibits
            --------------------------------
            Exhibit 1 Stock Sale Agreement, dated as of January 12, 1998 by and between Chem International, Inc. and Gerob Realty Partnership.

            Exhibit 2 Written Statement pursuant to Rule 13d-(f)(1) by and between Gerob Realty Partnership and Gerob Associates, L.P.

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1998

                            Gerob Realty Partnership


                                        By:  /s/ E. Gerald Kay
                                             ----------------------------------
                                                 E. Gerald Kay, General Partner


                             Gerob Associates, L.P.


                                        By:  /s/ E. Gerald Kay
                                             ----------------------------------
                                                 E. Gerald Kay, General Partner





            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

                                INDEX TO EXHIBITS
                              ----------------
Exhibit Number          Description
--------------          -----------
      1                 Stock Sale Agreement dated as of January 12, 1998 by and
                        between Chem International, Inc. and Gerob Realty
                        Partnership.

      2 Written statement pursuant Rule 13d-1(f)(1) by and between Gerob Realty Partnership and Gerob
                        Associates, L.P.

                                                                       EXHIBIT 1


                              Stock Sale Agreement


This Stock Sale Agreement is made as of the 12th day of January, 1998 by and between Chem International, Inc. a Delaware corporation (the "Company"), and Gerob Realty Partnership, a New Jersey general partnership (the "Purchaser").

                               W I T N E S S E T H

WHEREAS, the Company desires to sell to Purchaser, and Purchaser desires to purchase from Company, 843,300 shares (the "Shares") of the common stock, $.002 par value (the "Common Stock") of the Company, all on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and material representations, warranties and covenants contained herein, the parties agree as follows:

1. Sale of Shares. As of the Closing Date (the date hereof) and subject to all other terms and conditions of the Agreement, the Company shall issue and sell the Shares to Purchaser.

2. Payment of Purchase Price. The Company's performance of this Agreement is in consideration of the following: (i) satisfaction of the aggregate amount of $297,000 owed by the Company to Purchaser representing rent past due and payable by the Company to the Purchaser for the period December 1, 1994 to December 31, 1997 for the Company's rental of the premises at 201 Route 22, Hillside, New Jersey under the Lease dated December 31, 1994, as renewed annually, by and between the Company, as lessee, and Purchaser, as lessor, and (ii) satisfaction in full of the amount of $276,443.92 payable under the Promissory Note dated August 15, 1997 (the "Note") made by the Company in favor of Purchaser.

3. Purchase Price per Share. The purchase price per share of Common Stock is sixty-eight cents ($.68), which is an agreed upon value being $.03 higher than the average of the closing price for a share of Common Stock as quoted on the Nasdaq SmallCap Market for the five business days immediately preceding the Closing Date.

4. Closing Documentation. As of the Closing Date, the Company shall forward a letter of instruction to Continental Stock Transfer & Trust Company, its transfer agent, to issue a stock certificate representing the Shares in the name of and to the Purchaser.

5. Purchaser's Closing Documentation. As of the Closing Date, Purchaser shall deliver the Note marked "paid in full" to the Company.

6. Representations and Warranties of the Company. The Company hereby represents and warrants as follows:

            (a) The Company has the legal capacity to execute and deliver this Agreement and perform the transactions contemplated hereby.

            (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

            (c) The Shares, when issued for the consideration set forth herein, will be duly authorized, validly issued and nonassessable.

            (d) The Shares are not subject to any lien, restriction, stockholder's agreement, standstill agreement or similar agreement or restrictions, except for restrictions on resale which may be imposed on Purchaser under the Securities Act of 1933, as amended (the "Securities Act").

            (e) There has not been any material adverse change in the business, operations, assets or financial condition of the Company from that set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1997.

7. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants:

            (a) Purchaser has the legal capacity to execute and deliver this Agreement and to consummate the transactions described herein. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

            (b) No consent of any person is required for the execution, delivery and performance of this Agreement by Purchaser.

            (c) Purchaser is acquiring the Shares solely for its own account for investment and not with a view to resale or distribution thereof, in whole or part.

            (d) Purchaser understands that the Shares have not been registered under the Securities Act or any state securities law, and that the offering and sale of the Shares by the Company to such Purchaser is intended to be exempt from registration under Section 4(2) of the Securities Act and the provisions of Rule 506 of Regulation D promulgated thereunder, based in part upon the representations and warranties of Purchaser hereunder.

            (e) Purchaser understands that the Shares may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or pursuant to an exemption from such registration.

            (f) Purchaser did not become aware of the offer of the Shares through or as a result of any form of general solicitation or general advertising, including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio.

            (g) The managing general partner of Purchaser has such knowledge and experience in business and financial matters that he is capable of evaluating the merits and risk of the purchase of the Shares and make an informed investment decision with respect thereto.

            (h) The Purchaser acknowledges that all documents, filings, records and books pertaining to the Company have been made available for inspection by it.

            (i) Neither the Securities and Exchange Commission or any state securities commission has approved or recommended the Shares.

            (j) Purchaser is an accredited investor (as such term is defined in Rule 501 of Regulation D under the Securities Act).

8. Conditions to the Obligations of Each Party under this Agreement. The respective obligations of each party under this Agreement shall be subject to the satisfaction at the Closing Date that no orders, decrees or rulings issued by any court of competent jurisdiction, nor any rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency nor any suit, action or other proceeding would prevent the consummation of the transactions as contemplated hereby.

9. Fees and Expenses. Each of the parties hereto shall be responsible for their own expenses incurred in connection with the transactions contemplated hereby. Each party hereby represents that no person or entity is entitled to receive any brokerage or finder's fee or other fees in connection with this Agreement or the transactions contemplated hereby. Each party shall indemnify the other and hold the other party harmless from and against any claims for such fees as a result of any agreement or understanding between such indemnifying party and any third party.

10. Survival of Certain Representations and Warranties. The representations and warranties of the parties in this Agreement and in any instrument delivered pursuant hereto shall survive the Closing.

11. Entire Agreement. This Agreement and the agreements and documents executed and/or delivered at the Closing in connection herewith constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof. No representation, warranty, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, inducement or statement of intention not embodied herein or therein.

12. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to principles of conflict of interest.

13. Binding Effect, Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns. Notwith-standing anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective permitted successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

14. Assignability. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

15. Amendments. This Agreement may be modified, amended or supplemented at any time by mutual agreement of the parties. Without limiting the generality of the foregoing, this Agreement may only be amended, varied or supplemented by an instrument in writing, signed by the parties hereto.

16. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered as of the date hereinabove set forth.

                                    COMPANY:

                                    Chem International, Inc.



                                       By:  /s/ Eric Friedman
                                            ---------------------------------
                                                Eric Friedman, Vice President


                                   PURCHASER:





                                    Gerob Realty Partnership



                                    By:  /s/ E. Gerald Kay
                                         ------------------------------------
                                             E. Gerald Kay, General Partner







486641

                                                                       EXHIBIT 2




                Written Statement Pursuant to Rule 13d-1(f)(1)


      The undersigned hereby agree that the Schedule 13D dated the date hereof is filed on behalf of each of the undersigned.


                                    GEROB REALTY PARTNERSHIP



                                    By:  /s/ E. Gerald Kay
                                         ----------------------------------
                                             E. Gerald Kay, General Partner


                                    GEROB ASSOCIATES, L.P.



                                    By:  /s/ E. Gerald Kay
                                         ----------------------------------
                                             E. Gerald Kay, General Partner


487785